EXHIBIT 12


                           TAMPA ELECTRIC COMPANY
                     RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.

Year ended Dec. 31,          1994     1993    1992   1991    1990
                           4.11x(1)  3.98x(2)  4.16x  3.66x   3.64x

For the purposes of calculating this ratio, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals, deferred interest costs and preferred stock dividend requirements.
__________________

(1) Includes the effect of restructuring charge of $21.3 million pretax as discussed in Note F on page 31. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.52x for the period ended Dec. 31, 1994.

(2)Includes the effect of the non-recurring $10 million pretax charge associated with a coal pricing settlement as discussed in Note A on page
26. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.17x for the period ended Dec. 31, 1993.























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